Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Fiscal Year Ended September 30,
	2011	2010	2009	2008	2007
Earnings:
Total earnings from continuing operations	$152,225	$163,445	$162,902	$133,126	$88,645
Income tax provision	77,200	87,390	88,100	73,476	53,426

Pre Tax Earnings	229,425	250,835	251,002	206,602	142,071

Fixed charges:
Interest charges	185,256	112,234	84,398	92,677	91,767
Interest factor of operating rents	1,959	1,398	1,095	1,052	931

Total fixed charges	187,215	113,632	85,493	93,729	92,698

Earnings as adjusted	$416,640	$364,467	$336,495	$300,331	$234,769

Ratio of earnings to fixed charges (1)	2.2	3.2	3.9	3.2	2.5

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.